Contact

www.linkedin.com/in/nabin-
b-07b47612 (LinkedIn)

Top Skills

Hedge Funds
Alternative Investments
Investments

Languages

English (Native or Bilingual)
Nepali (Native or Bilingual)
Hindi (Native or Bilingual)

Certifications

Series 7 & 63

Honors-Awards

Chairman's Council Award - Citi
Private Bank - 2014

CEO Excellence Award, Citi Private
Bank - 2012 & 2013

Citi Private Bank North America
Client Service Excellence Award-
2015

Citi Private Bank North America
Client Service Excellence Award-
2013

Winner of ICG-Citi VP Development
Program - Email Optimization : 2014

Nabin B.
Private Assets / Fintech Executive
Austin, Texas Metropolitan Area

Summary

Results oriented, problem solver and visionary executive with 15+
years of hands-on experience and in-depth knowledge of fintech/
private assets space.

―――――

Experience

TMF Group
Americas Head of Sales and Business Development - Fund Services
April 2020 - Present (2 years 5 months)
New York, United States

TMF is a world-leading payroll, corporate and fund services provider serving
corporations, fund managers, financial institutions in more than 200 countries.

Harvest by Acorns
Co-Founder & Board Member
May 2018 - February 2021 (2 years 10 months)
United States

Technology that helps users reduce debt, improve creditworthiness and
create financial progress for everyday Americans. Backed by Kleiner Perkins,
Lakehouse VC, and founders & execs from Warby Parker, Acorns, Flatiron
Health and more. Acquired by Acorns in 2021.

Apex Group Ltd
Director : Sales and Partnership
2018 - 2020 (2 years)
Greater New York City Area

Apex Group is a global diversified financial services company with over $700
billion of AUA and has offices in 30+ jurisdictions. Apex Group represents
the combined capabilities of the original Apex, founded in 2003 by Peter
Hughes and the current CEO, Deutsche Bank Funds Services, M.M.Warburg
& CO Asset Management and servicing business in Luxembourg, Equinoxe
Alternative Investment Services, IPES, LRI Group, Custom House, Atlantic,
and its newest addition Link Asset Services' corporate and private client
services and Throgmorton businesses.

Citi

Head of Private Assets Finance and Operations (~CFO/COO)

April 2011 - April 2018 (7 years 1 month)

Greater New York City Area

Led a team of 20+ finance professionals to direct all financial, tax, fund operational functions for Alternative Investments (AI) funds as a part of Citi Investment Management team.

Contributed to strategic planning, tax structuring, product development/ management and risk management for alternative investment platform that resides within Citi Private Bank's Investments division.

Partnered with research teams as well as various support teams including legal, risk, compliance, finance, technology and operations to ensure new products are closed successfully with the appropriate structures/operating models in place.

Engagement, oversight and management of auditors, tax advisers, administrators, custodians, prime brokers, Depositary, AIFM, directors/GPs and other professional service providers for Citi's investment management business.

JP Morgan Chase

Alternative Investments

2010 - 2011 (1 year)

Worked in a team to provide wide range of services to Alternative Investment clients.

State Street Global Services

Alternative Investments

2009 - 2010 (1 year)

Worked in a team to provide wide range of services to Alternative Investment clients.

KPMG

Financial Services

2007 - 2009 (2 years)

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Education

Baruch College - Zicklin School of Business

Executive Masters in Finance · (2018 - 2019)

Baruch College - Zicklin School of Business

Bachelor's degree, Business Administration and Management, Accounting & Math